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SECURITIE 06002051 SION

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SEC FILE NUMBER
8-14172

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/04 (MM/DD/YY) AND ENDING 11/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley DW Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Westchester Ave
(No. and Street)

Purchase	New York	10577
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ghiorsi — (212) 276-2469
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

MORGAN STANLEY DW INC.
(SEC I.D. No. 8-14172)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Morgan Stanley DW Inc.

We have audited the accompanying consolidated statement of financial condition of Morgan Stanley DW Inc. and subsidiaries (the "Company") as of November 30, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Morgan Stanley DW Inc. and subsidiaries at November 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 26, 2006

MORGAN STANLEY DW INC.
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2005
(In thousands of dollars, except share data)

ASSETS

Cash	$ 235,782
Cash and securities deposited with clearing organizations or segregated under federal and other regulations (including securities at fair value of $3,560,598)	3,670,890
Financial instruments owned (approximately $264,263 was pledged to various parties):	
U.S. government and federal agency	1,120,648
Corporate and other debt	1,035,143
Corporate equities	138,089
Collateralized agreements:	
Securities purchased under agreements to resell	2,605,518
Securities borrowed	370,964
Receivables:	
Customers (net of allowances of $11,200)	4,118,129
Brokers, dealers and clearing organizations	135,272
Fees, interest and others	103,054
Affiliates	75,942
Office facilities, at cost (less accumulated depreciation and amortization of $473,648)	176,871
Goodwill	159,283
Other assets	600,870
Total assets	$ 14,546,455

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings:	
Affiliates	$ 799,710
Others	245,411
Financial instruments sold, not yet purchased:	
U.S. government and federal agency	515,687
Corporate and other debt	269,265
Corporate equities	36,857
Collateralized financings:	
Securities sold under agreements to repurchase	2,894,566
Securities loaned	714,109
Payables:	
Customers	5,070,621
Brokers, dealers and clearing organizations	572,647
Interest and dividends	17,503
Other liabilities and accrued expenses	1,101,584
	12,237,960
Subordinated liabilities	750,000
Total liabilities	12,987,960
Stockholder's equity:	
Common stock ($1.00 par value, 11,000 shares authorized, issued and outstanding)	11
Preferred Stock ($1.00 par value, 1,000 shares authorized, none issued nor outstanding)	-
Paid-in capital	769,715
Retained earnings	788,769
Total stockholder's equity	1,558,495
Total liabilities and stockholder's equity	$ 14,546,455

See Notes to Consolidated Statement of Financial Condition.

MORGAN STANLEY DW INC.
NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
November 30, 2005
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

The consolidated statement of financial condition includes the accounts of Morgan Stanley DW Inc., a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and its wholly-owned subsidiaries (the "Company"). The Company provides brokerage and investment advisory services; financial and wealth planning services; annuity and insurance products; credit and other lending products; cash management; and retirement plan services. The Company provides its products and services to a large and diversified group of clients and customers, including corporations, financial institutions and individuals. The Company is also registered as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). The Company is a wholly-owned subsidiary of Morgan Stanley (the "Parent").

Basis of Financial Information

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions, including those regarding the valuation of certain financial instruments, the outcome of litigation and other matters that affect the consolidated statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the consolidated statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

All material intercompany accounts have been eliminated in consolidation.

Related Party Transactions

The Company has transactions with the Parent and affiliates, including lease arrangements, the performance of administrative services, underwriting, mutual fund distribution and research activities and the execution of securities transactions with and on behalf of affiliates.

Receivables from affiliated companies as of November 30, 2005 are comprised of:

Securities purchased under agreements to resell	$ 455,530
Securities borrowed	370,964
Brokers, dealers and clearing organizations	14,027
Affiliates	75,942
	$ 916,463

Payables to affiliated companies as of November 30, 2005 are comprised of:

Securities loaned	$	690,099
Brokers, dealers and clearing organizations		42,731
Affiliates		799,710
	$	1,532,540

Included in short-term borrowings, are payables to the Parent which are unsecured, bear interest at prevailing market rates and are payable on demand.

The Company sells certain of its receivables to an affiliate. For the year ended November 30, 2005, $147,011 of receivables were sold to the affiliate without recourse at book value.

Note 2 - Summary of Significant Accounting Policies

Cash

Cash consists of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited with Clearing Organizations or Segregated under Federal and other Regulations

Cash and securities deposited with clearing organizations or segregated under federal and other regulations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Financial Instruments Used for Trading

Financial instruments owned and financial instruments sold, not yet purchased used in the Company's trading activities are recorded at fair value in the consolidated statement of financial condition, and gains and losses are reflected in principal transactions revenues. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The fair value of the Company's financial instruments owned and financial instruments sold, not yet purchased are generally based on observable market prices, observable market parameters or derived from such prices or parameters based on bid prices or parameters for financial instruments owned and ask prices or parameters for financial instruments sold, not yet purchased. Bid prices represent the highest price a buyer is willing to pay for a financial instrument at a particular time. Ask prices represent the lowest price a seller is willing to accept for a financial instrument at a particular time.

A substantial percentage of the fair value of the Company's financial instruments owned and sold, not yet purchased is based on observable market prices, observable market parameters, or is derived directly from such prices or parameters. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing parameters in a product (or a related product) may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. These techniques may involve a degree of judgment.

Purchases and sales of financial instruments are recorded in the accounts on trade date.

Receivables and Payables – Customers

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

Receivables and Payables – Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled trades. Payable to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from a seller by the settlement dates.

Office Facilities

Office facilities are stated at cost less accumulated depreciation and amortization. Office facilities consist of fixed assets, leasehold improvements and capitalized software. Fixed assets placed into service on or prior to June 30, 2002 are depreciated utilizing accelerated methods. Leasehold improvements placed into service on or prior to June 30, 2002 are amortized utilizing either accelerated or straight-line methods. Fixed assets and leasehold improvements placed in service after June 30, 2002, are depreciated/amortized utilizing the straight-line method over the estimated useful life of the asset. Estimates of useful lives are as follows: furniture and fixtures—7 years; and computer and communications equipment—3 to 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or, where applicable, the remaining term of the lease, but generally not exceeding 15 years.

Software Costs

In accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," certain costs incurred in connection with internal-use software projects are capitalized and amortized over the expected useful life of the asset.

Customer Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission revenues and expenses recorded on trade date basis.

Asset Management, Distribution and Administration Fees

Asset management, distribution and administration fees consist primarily of revenues earned from asset management services, the distribution of mutual funds, and customers electing a fee-based pricing arrangement and are generally recognized over the relevant contract period, generally quarterly or annually.

Investment Banking

Investment banking revenues are derived from the Company's distribution of equity, fixed income securities and unit investment trust products underwritten by affiliates. Investment banking revenues are recorded when services for the transaction are substantially completed.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Goodwill

SFAS No. 142, "Goodwill and Other Intangible Assets," does not permit the amortization of goodwill and indefinite-lived assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment. During the first quarter of fiscal 2005, the Company completed the annual goodwill impairment test. The Company's testing did not indicate any goodwill impairment and therefore did not have an effect on the Company's consolidated financial condition.

Note 3 - Collateralized Financing Transactions

Reverse repurchase agreements and repurchase agreements, principally U.S. government and federal agency securities, are carried at the amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements; such amounts include accrued interest. Reverse repurchase and repurchase agreements are presented on a net-by-counterparty basis, when appropriate. The Company's policy is to take possession of securities purchased under agreements to resell. Securities borrowed and securities loaned are also carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing. Pledged securities that can be resold or repledged by the secured party are identified as financial instruments owned (pledged to various parties) on the consolidated statement of financial condition. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties, where those parties do not have the right to sell or repledge the collateral were approximately:

	November 30, 2005
Financial instruments owned:	
U.S. government and federal agency	$ 687,933
Corporate and other debt	560,840
Total	$1,248,773

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, finance the Company's inventory positions, acquire securities to cover short positions and settle other securities obligations, and accommodate customers' needs. The Company also engages in securities financing transactions for customers through margin lending. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. government and agency securities, corporate and other debt, and corporate equities. The Company receives collateral in the form of securities in connection with reverse repurchase agreements, securities borrowed transactions, and customer margin loans. In many cases, the Company is permitted to sell or repledge these securities held as collateral and use the securities to secure repurchase agreements, to enter into securities lending transactions or for the delivery to counterparties to cover short positions. At November 30, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $8,366,515 and the fair value of the portion that has been sold or repledged was $5,267,635.

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset a counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral. Customer receivables generated from margin lending activity are collateralized by customer-owned securities held by the Company. For these transactions, adherence to the Company's collateral policies significantly limit the Company's credit exposure in the event of customer default. The Company may request additional margin collateral from customers, if appropriate, and if necessary may sell securities that have not been paid for or purchase securities sold but not delivered from customers.

Note 4 - Subordinated Liabilities

Subordinated liabilities consist of a Cash Subordination Agreement and a Subordinated Revolving Credit Agreement with the Parent.

The Cash Subordination Agreement is for $750,000. The interest rate is based on 3-month London Inter-bank Offered Rate plus 1.03% and has a maturity date of June 30, 2018. The rate at November 30, 2005 was 5.08%. There is no balance outstanding under the Company's $1,000,000 Subordinated Revolving Credit Agreement which has a commitment termination date and maturity date of June 30, 2007 and June 30, 2008, respectively. Interest on this borrowing is payable at rates based upon the federal funds rate or the London Inter-bank Offered Rate.

The estimated fair value of the Company's subordinated liabilities, based on rates available to the Company at November 30, 2005 for debt with similar terms and maturities, was approximately $758,445.

Note 5 - Commitments and Contingencies

Office Facilities

The Company has non-cancelable operating leases covering office space and equipment. At November 30, 2005, future minimum rental commitments under such leases (net of subleases, principally on office rentals) were as follows:

Fiscal Year	Amount
2006	$ 135,178
2007	121,182
2008	101,920
2009	82,935
2010	65,732
Thereafter	152,531
Total	$ 659,478

Included in the table above are $47,975 of future minimum rental commitments (net of actual sublease income) related to closed or downsized branch offices and support space for which the present value was included in the restructuring charges.

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges.

Letters of Credit

The Company had $5,406 of letters of credit outstanding at November 30, 2005 to satisfy various collateral requirements.

Securities Activities

Financial instruments sold, not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

At November 30, 2005, the Company had commitments to enter into repurchase agreements of $250,000.

Legal

In the normal course of business, the Company has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions and other relief. The number of these reviews, investigations and proceedings has increased in recent years to many firms in the financial services industry, including the Company.

The Company contests liability and/or the amount of damages in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of each such pending matter will not have a material adverse effect on the consolidated financial condition of the Company, although the outcome could be material to the Company's operating results for a particular future period, depending on, among other things, the level of the Company's revenues or income for such period. Legal reserves have been established in accordance with SFAS No. 5, "Accounting for Contingencies." Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

Note 6 – Trading Activities

The Company's trading activities are primarily generated by customer order flow and such customer activities involve the execution, settlement and financing of various customer securities and commodities transactions.

The Company's securities brokerage activities involve certain market and credit risks. Customer securities activities are transacted on either a cash or margin basis and customer commodity transactions are generally transacted on a margin basis subject to individual exchange regulations. These transactions include the purchase and sale of securities, the writing of options and the purchase and sale of commodity futures and forward contracts. These activities may expose the Company to off-balance sheet risk from customers that may fail to satisfy their obligations, requiring the Company to purchase or sell financial instruments at prevailing market prices.

The Company's exposure to credit risk associated with these transactions is measured on an individual basis, as well as by groups that share similar attributes. The Company services a diverse group of domestic and foreign corporations, governments, and institutional and individual investors. Credit risk may be impacted by trading market volatility. The Company seeks to control risks associated with its customers' activities by requiring customers to maintain collateral in compliance with internal and regulatory guidelines. The Company monitors required margin levels and established credit limits daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

Note 7 – Guarantees

FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Exchange/Clearinghouse Member Guarantees

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 8 - Employee Compensation Plans

Employees of the Company participate in compensation plans sponsored by the Parent. The following summarizes these plans:

Equity-Based Compensation Plans

Certain employees of the Company participate in several of the Parent's equity-based stock compensation plans. The Company records compensation expense based upon the fair value of stock-based awards. In fiscal 2005, the Parent early adopted SFAS No. 123R, "Share Based Payments", which revised the fair value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarified SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to service periods.

For stock-based awards issued prior to the adoption of SFAS 123R, the Company's accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period specified in the award terms. The Company accelerates any unrecognized compensation cost if and when a retirement-eligible employee leaves the Company. For stock-based awards made to retirement-eligible employees after the adoption of SFAS 123R, the Company's accounting policy is to treat such awards as fully vested on the date of grant, unless other provisions of the award terms operate as substantive service provisions. For awards granted to retirement-eligible employees during fiscal 2005, compensation expense for such awards was recognized on the date of grant.

401(k) and Profit Sharing Plans

Eligible U.S. employees receive 401(k) matching contributions which are invested in the Company's common stock. The Company also provides discretionary profit sharing to certain employees.

Note 9 - Employee Benefit Plans

The Company sponsors various pension plans for the majority of its employees. The Company provides certain other postretirement benefits, primarily health care and life insurance, to eligible employees. The Company also provides certain benefits to former employees or inactive employees prior to retirement. The following summarizes these plans:

Pension Plans and Postretirement Benefits

Substantially all of the employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the "Qualified Plan") which is sponsored by an affiliate. The employees of the Company have a distinct benefit structure within this plan. Plan assets are available to pay all benefits of all participants; however, for purposes of financial reporting, assets are allocated to the Company as if the Company maintained a separate plan. An unfunded supplemental plan (the "Supplemental Plan") covers certain executives. Morgan Stanley Financial Advisor Pension Protection Program ("FAPPP") was established as a nonqualified plan to guarantee selected financial advisors that their lump sum benefit on pre-2003 qualified plan accruals will be calculated using the qualified plan's lump sum rate or 4.93%, whichever produces a higher benefit. Any difference between the benefits calculated under the FAPPP and the benefits calculated under the Qualified Plan rate will be paid under the FAPPP from Company assets. These pension plans generally provide pension benefits that are based on each employee's years of credited service and on compensation levels specified in the plans.

For the Qualified Plan, the Company's policy is to fund at least the amounts sufficient to meet minimum funding requirements under applicable employee benefit and tax regulations. Liabilities for benefits payable under the Supplemental Plan and FAPPP are accrued by the Company and are funded when paid to the beneficiaries.

The Company uses a measurement date of September 30 for its pension and postretirement plans.

The following tables present information for the Company's pension (Qualified Plan, Supplemental Plan and FAPPP) and postretirement plans.

Benefit Obligations and Funded Status

The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets for fiscal 2005 as well as summary of the funded status of the plans as of November 30, 2005:

	Pension	Postretirement
Reconciliation of benefit obligation:		
Benefit obligation at beginning of year	$ 1,027,790	$ 45,047
Service cost	52,140	1,303
Interest cost	59,818	2,589
Actuarial (gain)/loss	62,013	7,153
Benefits paid	(88,090)	(4,964)
Benefit obligation at end of year	$ 1,113,671	$ 51,128
Reconciliation of the fair value of plan assets:		
Fair value of plan assets at beginning of year	$ 973,460	$ -
Actual return on plan assets	106,667	-
Employer contributions	81,478	4,964
Benefits paid	(88,090)	(4,964)
Fair value of plan assets at end of year	$ 1,073,515	$ -
Funded status:		
Funded (Unfunded) status	$ (40,154)	$ (51,128)
Unrecognized net (gain)/loss	429,601	15,432
Unrecognized prior service cost	(13,385)	(4,218)
Amount contributed to plan after measurement date	75	-
Net Amount Recognized	$ 376,137	$ (39,914)

The accumulated benefit obligation of the above plans was $1,025,929 at November 30, 2005.

Postretirement Benefits

The Company has unfunded postretirement benefit plans that provide medical and life insurance for eligible retirees and dependents. At November 30, 2005, the Company's accrued postretirement benefit cost was $42,256.

Assumptions

The following table presents the weighted average assumptions used to determine benefit obligations at fiscal year-end.

	Pension	Postretirement
Discount rate	5.75%	5.75%
Rate of future compensation increases	4.64%	n/a

The following table presents the weighted average assumptions used to determine net periodic benefit costs for fiscal 2005.

	Pension	Postretirement
Discount rate	6.05%	6.05%
Expected long-term rate of return on plan assets	7.00%	n/a
Rate of future compensation increases	4.75%	n/a

The Company uses the expected long-term rate of return on plan assets to compute the expected return on assets. For its Qualified Plan, which comprised approximately 92% of the total assets of the Company's pension plans at November 30, 2005, the Company annually reviews the expected long-term return based on changes in the target investment mix and economic environment from the previous year. It then compares its initial estimate (and adjusts, if necessary) with a portfolio return calculator model (the "Portfolio Model") that produces a range of expected returns for the portfolio. Return assumptions are forward-looking gross returns that are not developed solely by an examination of historical returns. The Portfolio Model begins with the current U.S. Treasury yield curve, recognizing that expected returns on bonds are heavily influenced by the current level of yields. Corporate bond spreads and equity risk premiums, based on current market conditions, are then added to develop the return expectations for each asset class. Expenses that are expected to be paid from the investment return are reflected in the Portfolio Model as percentage of plan assets. This includes investment and transaction fees that typically are paid from plan assets, added to the cost basis or subtracted from sale proceeds, as well as administrative expenses paid from Qualified Plan.

The following table presents assumed health care cost trend rates:

	November 30, 2005
Health care cost trend rate assumed for next year:	
Medical	10.0%
Prescription	14.0%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.0%
Year that the rate reaches the ultimate trend rate	2012

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company's postretirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on postretirement benefit obligation	$608	$(1,047)

Pension Plan Assets

The weighted average asset allocations for the Company's Qualified Plans at November 30, 2005 and the targeted asset allocation for the year ending November 30, 2006 ("fiscal 2006") by asset class are as follows:

	November 30, 2005	Fiscal 2006 Targeted
Equity securities	47%	45%
Fixed income securities	43%	55%
Other-primarily cash	10%	-
Total	100%	100%

Pension Plan Asset Allocation

The Company, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for its Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices, long-term historical and prospective capital market returns, were also considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan's funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan's liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better correlate assets with obligations. The longer duration fixed income allocation is expected to help stabilize plan contributions over the long run.

The asset mix of the Company's Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated and the portfolio is automatically rebalanced back to target allocation levels, unless the Investment Committee determines otherwise.

The Morgan Stanley Retirement Plan Investment Committee has determined to allocate no more than 10% of the Qualified Plan assets to "alternative" asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan's portfolio only to the extent that they comply with all of the plan's policy guidelines and are consistent with the plan's risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

- Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

- Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

- Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

- Derivatives may only be used in the management of the Qualified Plan's portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

- As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. The purpose of the use of derivatives is to enhance investment in the underlying assets, not to circumvent portfolio restrictions.

Cash Flows

The Company expects to contribute approximately $67,835 to its pension and postretirement benefit plans in fiscal 2006 based upon their current funded status and expected asset return assumptions for fiscal 2006, as applicable.

Expected benefit payments associated with the Company's pension and postretirement benefit plans for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

	Pension	**Postretirement**
Fiscal 2006	$ 63,587	$ 4,887
Fiscal 2007	66,003	4,849
Fiscal 2008	68,547	4,724
Fiscal 2009	69,394	4,647
Fiscal 2010	68.746	4,610
Fiscal 2011-2015	389,608	21,366

Note 10 - Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with the Parent, all current and deferred taxes are offset with all other intercompany balances with the Parent.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are primarily attributable to various accruals, including deferred compensation and litigation reserves.

Income Tax Examinations

The Company, through its inclusion on the Parent's returns, is under continuous examination by tax authorities in certain states in which the Company has significant business operations, such as New York. The tax years under examination vary by jurisdiction. The Parent regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. The Parent has established tax reserves that the Parent believes are adequate in relation to the potential for additional assessments. Once established, the Parent adjusts tax reserves only when more information is available or when an event occurs necessitating a change to the reserves. The Company believes that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company.

Note 11 - Regulatory Requirements

Morgan Stanley DW Inc. is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital rules of the SEC, the CFTC and the New York Stock Exchange, Inc. ("NYSE"). Under these rules, Morgan Stanley DW Inc. is required to maintain minimum Net Capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, plus excess margin collateral on reverse repurchase agreements or the risk based requirement representing the sum of 8% of customer risk maintenance margin requirement and 4% of non-customer risk maintenance margin requirement, as defined. The NYSE may require a member firm to reduce its business if net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if net capital is less than 5% of such aggregate debit items. At November 30, 2005, Morgan Stanley DW Inc.'s Net Capital was $1,106,300, which exceeded the minimum requirement by $1,025,002.

Advances to the Parent and its affiliates, repayment of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

Note 12 - Fair Value Information

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Note 13 – Restructuring and Other Charges

In 2005, in an effort to consolidate the number of branch locations, the Company recorded restructuring charges attributable to the closure of office space.

Similar restructurings have occurred in prior years and at November 30, 2005, the remaining liabilities associated with all restructurings was approximately $45,478 which is included in other liabilities and accrued expenses. The liability will be reduced through June 30, 2015 as lease obligations expire.

Note 14 – Insurance Settlement

On September 11, 2001, the U.S experienced terrorist attacks targeted against New York City and Washington, D.C. The attacks in New York resulted in the destruction of the World Trade Center complex, where approximately 3,700 of the Company's employees were located, and the temporary closing of the debt and equity financial markets in the U.S. Through the implementation of its business recovery plans, the Company relocated its displaced employees to other facilities. In 2005, the Company settled its claims with its insurance carriers related to the events of September 11, 2001.

Note 15 – Lease Adjustment

Prior to fiscal 2005, the Company did not record the effects of scheduled rent increases and rent-free periods for certain real estate leases on a straight-line basis. In addition, the Company had been accounting for certain tenant improvement allowances as reductions to the related leasehold improvements instead of recording funds received as deferred rent and amortizing them as reductions to lease expense over the lease term. During fiscal 2005, the Company changed its method of accounting for these rent escalation clauses, rent-free periods and tenant improvement allowances to properly reflect lease expense over the lease term on a straight-line basis.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 26, 2006

Morgan Stanley DW Inc.
2000 Westchester Avenue
Purchase, NY, 10577

In planning and performing our audit of the consolidated financial statements of Morgan Stanley DW Inc. and subsidiaries (the "Company") for the year ended November 30, 2005 (on which we issued our report dated January 26, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP